Energy Fuels to List Common Stock on NYSE MKT

Toronto, Ontario and Lakewood, Colorado - December 2, 2013 - Energy Fuels Inc. (TSX:EFR) (OTCQX:EFRFD) (NYSE MKT:UUUU) (“Energy Fuels” or the “Company”) is pleased to announce that its common stock has been approved for listing on the NYSE MKT stock exchange. Trading is expected to commence on the NYSE MKT at the opening of the market on Wednesday, December 4, 2013, under the ticker symbol "UUUU". Energy Fuels’ common shares will continue to trade on the OTCQX until the close of the market on Tuesday, December 3, 2013.

"As the leading conventional uranium producer in the United States, currently accounting for over 25% of all domestic uranium production, we view our new NYSE MKT listing as an important step toward increasing the visibility of Energy Fuels in the United States, gaining access to a larger pool of institutional and retail investors, and improving the overall trading liquidity of our common shares,” stated Stephen P. Antony, President and CEO of Energy Fuels. “The United States is the world’s largest nuclear energy market, yet it is heavily dependent on imported uranium to fuel its nuclear reactors. I believe our new listing on the NYSE MKT will highlight Energy Fuels’ position as a strategic domestic supplier of uranium that also offers an unmatched organic production growth potential, as market conditions warrant over time. For these reasons, I am optimistic that Energy Fuels will be viewed as an attractive option for investors who want exposure to the expected worldwide growth in nuclear energy and the higher uranium prices which are expected to result."

The NYSE MKT is a leading capital market for the listing and trading of small growth companies.

“As we continue to grow our NYSE’s community of growth-oriented companies, we are excited to welcome Energy Fuels,” said Scott Cutler, Executive Vice President, Head of Global Listings, NYSE Euronext. “The NYSE MKT fully integrated trading platform, which combines leading technology with the human participation of designated market makers, is a great fit to support the company’s ongoing maturation.”

About Energy Fuels

Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the United States. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U(3) O(8) per year Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR”, are quoted on the OTCQX under the trading symbol “EFRFD” and will be listed on the NYSE MKT under the trading symbol “UUUU” effective December 4, 2013.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects, the increased visibility of the Company’s shares to a broader range of investors, the expected listing date of the common shares on the NYSE MKT, the increased potential trading liquidity and the price of uranium. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “views”, “expects” “does not expect”, “is expected”, “estimates”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, or “will be taken”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com